FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2018

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Superintendency of Banks and Financial Institutions, the Chilean Financial Market Commission and local Stock Exchanges, informing on the decision of the Central Bank of Chile regarding its position in connection with the distribution of dividends and the capitalization agreed upon at Banco de Chile’s Shareholders meetings held on March 22, 2018.

Santiago, March 27, 2018

Mr. Eric Parrado Herrera

Superintendent of Banks

and Financial Institutions

Ref: ESSENTIAL INFORMATION

Mr. Superintendent:

Pursuant to Articles 9 and 10 of Law 18,045, and Chapter 18-10 of the Regulations of the Superintendency of Banks and Financial Institutions, I inform you as an Essential Information that on March 26, 2018 the Central Bank of Chile has informed Banco de Chile that the Board of such institution, at Special Session 2140E, held on March 26, 2018, taking into account the resolutions adopted by the shareholders meetings of Banco de Chile held on March 22, 2018 regarding the distribution of dividends and the capital increase through the issuance of fully paid-in shares corresponding to the 40% of the net income obtained during the fiscal year ending on December 31, 2017, resolved to take the option that the entirety of its corresponding surplus, including the portion of the net income proportional to the agreed capitalization, be paid to the Central Bank of Chile in cash currency, according to letter b) of Article 31 of  Law 19,396 on modification of the way of payment of the subordinated obligation and other applicable legislation.

As a consequence of the foregoing, and after the necessary legal procedures, the capitalization of 40% of the net distributable income corresponding to 2017, through the issuance of fully paid-in shares, with no par value, determined at a value of $93,73 Chilean pesos per share, which will be distributed among the shareholders at the rate of 0.02238030880 fully paid-in shares per each share held by them as of the date specified by law, will increase the capital stock of Banco de Chile in the amount of $147,432,502,459 Chilean pesos through the issuance of 1,572,948,922 fully paid-in shares.

Sincerely,

Eduardo Ebensperger O.

Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2018.

Banco de Chile

/s/ Eduardo Ebensperger
By:	Eduardo Ebensperger
CEO